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Accountants Report

To the Stakeholders, Unitonomy Incorporated

We have prepared the accompanying financial statements of Unitonomy Inc., which comprise the statements of financial position as of December 31, 2019 and the related statements of operations and cash flows for the year then ended, and the related notes to the financial statements. The preparation includes primarily applying analytical procedures to management's financial data and making inquiries of company management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the generally accepted accounting Policies (GAAP) framework; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to organize the company's financial transactions and prepare financial statements. We have performed procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with generally accepted accounting Policies (GAAP). We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our work, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with Financial Reporting Framework for Small- and Medium-Sized Entities.

Basis of Accounting

We draw attention to Note 2.1 of the financial statements, which describes the basis of accounting.

Simple Startup
1919 14th St, Ste 700
Boulder, CO
July 31, 2020

Balance Sheet
As at December 31, 2019

Particulars	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19
ASSETS						
Current Assets						
Cash & Cash Equivalents	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 2,315.48
Prepaid Expenses						$ 1,000.00
Total Current Assets	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 3,315.48
Total Assets	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 3,315.48
EQUITY AND LIABILITIES						
Current Liabilities						
Accrued Expenses						$ 7,808.00
Short Term Loans	$ -	$ -	$ -	$ -	$ -	$ 5,000.00
Total Current Liabilities	$ -	$ -	$ -	$ -	$ -	$ 12,808.00
Equity						
Contributions						
- Michael Mooney	$ 10,000.00	$ 10,000.00	$ 15,000.00	$ 15,000.00	$ 15,000.00	15,000.00
- Charles Miller	$ 40,000.00	$ 40,000.00	$ 60,000.00	$ 60,000.00	$ 60,000.00	$ 60,000.00
- Christopher Deaner					$ 25,000.00	$ 25,000.00
Total Contributions	$ 50,000.00	$ 50,000.00	$ 75,000.00	$ 75,000.00	$ 100,000.00	$ 100,000.00
Retained Earnings	$ (8,691.00)	$ (34,539.33)	$ (47,233.28)	$ (68,797.43)	$ (76,291.64)	$ (109,492.52)
Total Equity	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ (9,492.52)
Total Equity and Liabilities	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 3,315.48

The accompanying notes are an integral part of these financial statements.

Unitonomy Inc
Income Statement
For period begininng July 01, 2019 to December 31, 2019

Particulars	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	Total
Revenues							
Gross Revenue	$ -		$ 10,000.00	$ -	$ 15,000.00	$ -	$ 25,000.00
Total Revenue	$ -	$ -	$ 10,000.00	$ -	$ 15,000.00	$ -	$ 25,000.00
Expenses							
Marketing							
Advertising	$ -	$ 249.00	$ 274.00	$ 358.70	$ 194.00	$ 97.94	$ 1,173.64
Design	$ -	$ 95.10	$ -	$ 226.00	$ 55.98	$ 26.00	$ 403.08
Development	$ 8,085.00	$ 24,850.95	$ 18,011.60	$ 16,969.75	$ 18,380.78	$ 27,170.33	$ 113,468.41
Market Research	$ -	$ 352.74	$ -	$ -	$ -	$ -	$ 352.74
Total Marketing Expenses	$ 8,085.00	$ 25,547.79	$ 18,285.60	$ 17,554.45	$ 18,630.76	$ 27,294.27	$ 115,397.87
General & Administrative							
Bank Charges	$ 40.00	$ 40.00	$ 40.00	$ 40.90	$ 55.89	$ 40.90	$ 257.69
Contractor Expenses	$ -	$ -	$ 3,655.00	$ 3,655.00	$ 3,655.00	$ 3,655.00	$ 14,620.00
Incorporation Expenses	$ 531.00	$ -	$ -	$ -	$ -	$ -	$ 531.00
Interest Expenese	$ -	$ -	$ -	$ -	$ -	$ 3.00	$ 3.00
Meals & Entertainment	$ -	$ -	$ -	$ -	$ -	$ 122.98	$ 122.98
Office Supplies	$ -	$ 260.54	$ 23.35	$ 19.80	$ 152.56	$ 38.95	$ 495.20
Taxes & Licenses	$ -	$ -	$ 690.00	$ 294.00	$ -	$ -	$ 984.00
Total General & Administrative	$ 571.00	$ 300.54	$ 4,408.35	$ 4,009.70	$ 3,863.45	$ 3,860.83	$ 17,013.87
Travel							
Travel and Parking Expenses	$ 35.00	$ -	$ -	$ -	$ -	$ 2,045.78	$ 2,080.78
Total Travel	$ 35.00	$ -	$ -	$ -	$ -	$ 2,045.78	$ 2,080.78
Total Expenses	$ 8,691.00	$ 25,848.33	$ 22,693.95	$ 21,564.15	$ 22,494.21	$ 33,200.88	$ 134,492.52
Net Income/(Loss)	$ (8,691.00)	$ (25,848.33)	$ (12,693.95)	$ (21,564.15)	$ (7,494.21)	$ (33,200.88)	$ (109,492.52)

The accompanying notes are an integral part of these financial statements.

Unitonomy Inc
Statement of Cash Flows
As at December 31, 2019

Particulars	Jul-19	Aug-19	Sep-19	Oct-19	Nov-19	Dec-19	Total
A. Cash Flows From Operating Activities							
Net Income (Loss) For The Period	$ (8,691.00)	$ (25,848.33)	$ (12,693.95)	$ (21,564.15)	$ (7,494.21)	$ (33,200.88)	$ (109,492.52)
Change in Payables	$ -	$ -	$ -	$ -	$ -	$ 7,808.00	$ 7,808.00
Change in Receivables	$ -	$ -	$ -	$ -	$ -	$ (1,000.00)	$ (1,000.00)
Net Cash Flows From Operating Activities (A)	$ (8,691.00)	$ (25,848.33)	$ (12,693.95)	$ (21,564.15)	$ (7,494.21)	$ (26,392.88)	$ (102,684.52)
B. Cash Flows From Investing Activities							
Purchase or Sale of Software and Equipment	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Change in Patents	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Change in Goodwill	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Leasehold Improvements	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Facility and Equipment Deposits	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Change in Accumulated Depreciation	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Change in Accumulated Amortization	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Cash Flows From Investing Activities (B)	$ -	$ -	$ -	$ -	$ -	$ -	$ -
C. Cash Flows From Financing Activities							
Change in Lease Payables, Long Term	$ -	$ -	$ -	$ -	$ -	$ 5,000.00	$ 5,000.00
Change in Convertible Notes	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Change in Additional Paid in Capital	$ 50,000.00	$ -	$ 25,000.00	$ -	$ 25,000.00	$ -	$ 100,000.00
Sale of Stock	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net Cash Flows From Financing Activities ('C)	$ 50,000.00	$ -	$ 25,000.00	$ -	$ 25,000.00	$ 5,000.00	$ 105,000.00
Cash at the beginning of Period	$ -	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 114,447.32
Net Increase (Decrease) In Cash (A+B+C)	$ 41,309.00	$ (25,848.33)	$ 12,306.05	$ (21,564.15)	$ 17,505.79	$ (21,392.88)	$ 2,315.48
Cash at the end of Period	$ 41,309.00	$ 15,460.67	$ 27,766.72	$ 6,202.57	$ 23,708.36	$ 2,315.48	$ 116,762.80

The accompanying notes are an integral part of these financial statements.


Unitonomy Inc
Statement of Stockholders' Equity
As of December 31, 2019


Particulars	Preferred Stock		Common Stock		Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total (USD)
	Number	Amount	Number	Amount				
Balance - 06/17/2019 (Inception Date)	-	-	-	-	-	-	-	-
Shares issued to founders	-	-	-	-	-	-	-	-
Contributions from the founders	-	-	1,333,333	100,000	-	-	-	100,000
Officer's loan converted to common shares	-	-	-	-	-	-	-	-
Net loss			-	-	-	-	(109,493)	(109,493)
Balance - December 31, 2017	-	-	1,333,333	100,000	-	-	(109,493)	(9,493)


The accompanying notes are an integral part of these financial statements.


UNITONOMY INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1: NATURE OF OPERATIONS AND GOING CONCERN

1.1 Nature of Operations

The company is a US-based company with its registered office in the state of Delaware, created and governed by the provisions and subject to the requirements of the General Corporation Law of the State of Delaware. It was incorporated on June 18th, 2019 and is in the business of formulating culture management software such as GetCommit.com and OrgVitals.com

1.2 Going Concern

The Company has faced significant liquidity shortages as shown in the accompanying financial statements. As of December 31, 2019, the Company recorded a net loss of $109,495.52 from June 16, 2019 (Inception Date) to December 31, 2019. Net cash used in operating activities from the Inception Date to December 31, 2019, was $21,392.88. These factors, among others, raise substantial doubt regarding the Company's ability to continue as a going concern. If the Company is unable to obtain adequate capital, it could be forced to cease operations. The accompanying financial statements do not include any adjustments to reflect the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. In such a case, the reduction in operating expenses might need to be substantial in order for the Company to generate positive cash flow to sustain the operations of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

For the period ending December 31, 2019, the financial statements were prepared in accordance with the generally accepted accounting Policies (GAAP) framework. These financial statements for the year ended December 31, 2019, are the first set that the company has prepared since the date of its inception.

2.2 Use of Estimates

The preparation of financial statements in conformity with the Financial Reporting Framework as per the US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include all available cash balances with the company as on the date of the Balance Sheet.

2.4 Assets and Liabilities

The company shall capitalize its long-lived assets with an original price of over $5,000 as a fixed asset. Depreciation will be calculated on a straight-line basis over management's estimate about the useful life of the asset reduced by any amount salvageable from the sale of assets after its use. As on the Balance Sheet date, the company does not own any tangible or intangible assets.

The Company includes in its current assets and liabilities the amount that it paid/retained under agreements with various service providers, which will not extend beyond a period of one year. A one-year time period is used as the basis for classifying all current assets and liabilities.

2.5 Inventory

The company is in the business of Software as a Service (Saas) and hence does not have any Inventory at the end of the reporting period.

2.6 Revenue and Cost Recognition

Revenue for the company is the amount received as a grant from the VOGT Awards from the Community Foundation of Louisville, Kentucky for the year 2019. These revenues are recognized as an income, as and when they came into the business.

The cost of the company includes all costs related to the development of Software and are recognized as and when the company is billed.

2.7 Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company recorded a net operating loss of $109,492.52 in 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carryforward associated with 2019 will expire if unused after the tax year 2039

The company is incorporated in the state of Delaware and received revenue from the state of Kentucky and hence has filing requirements in Delaware and Kentucky for the period ending 2019.

2.8 Notes Payable

The Company has a promissory note payable to a related party. The Note accrues interest at the rate of 1.65% per annum and has a twenty-four month's term, with the payment of Interest along with the repayment of the principal amount.

2.9 Accrued Expenses

Accrued expenses for the year ended December 31, 2019, is summarized as follows.

		December 31, 2019
Development Expense	$	7,805
Interest Expense		3
Total Accrued Expense	$	7,808

2.10 Related Party Transactions

The Company issued to the President/Chief Executive Officer ("Officer") 800,000 shares of common stock valued at par value of $0.075, and received a cash contribution of $60,000.

2.11 Subsequent Events

The management has evaluated the events that occurred after the date of the Balance Sheet and believe that they do not have any impact on the current financial statements.